ONCORUS, INC.

50 Hampshire Street, Suite 401

Cambridge, Massachusetts 02139

September 29, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Nudrat Salik
Mr. Daniel Gordon
Ms. Abby Adams
Ms. Irene Paik

RE:	Oncorus, Inc.
Registration Statement on Form S-1
File No. 333-248757

Ladies and Gentlemen:

Oncorus, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on October 1, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Brian F. Leaf and Courtney T. Thorne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian F. Leaf of Cooley LLP, counsel to the Registrant, at +1 703 456 8053, or in his absence, Courtney T. Thorne at +1 617 937 2318.

[Signature Page Follows]

Very truly yours,

ONCORUS, INC.

By:	/s/ Ted Ashburn
Name:	Theodore (Ted) Ashburn, M.D., Ph.D.
Title:	President and Chief Executive Officer

cc:	John McCabe, Oncorus, Inc.
Marc A. Recht, Cooley LLP
Brian F. Leaf, Cooley LLP
Courtney T. Thorne, Cooley LLP
Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP
Jeffries Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP

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